UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Ostin Technology Group Co., Ltd. (the “Company”) convened at July 17, 2025, at 10:00 P.M., Beijing Time (July 17, 2025, at 10:00 A.M., Eastern Time), at Floor 1, Building F4, 1 Zidong Road, Qixia District, Nanjing, Jiangsu Province, China, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 202,430,032 votes, including 132,430,032 Class A ordinary shares, par value $0.001 per share of the Company, each of which is entitled to one (1) vote per share, and 700,000 Class B ordinary shares, par value US$0.001 per share of the Company, each of which is entitled to one hundred (100) votes per share, respectively, as of July 1, 2025, the record date, were outstanding. There were present in person or by proxy 107,407,464 ordinary shares voted at the Meeting, which represents 53.05% of the votes of the outstanding Shares in the Company The results of the votes were as follows.

1.	Proposal One - By an ordinary resolution,

(a)	to approve the Company’s authorized share capital of US$10,000,000 divided into 9,982,000,000 Class A ordinary shares of a par value of US$0.001 each (“Class A Ordinary Shares”), 16,000,000 Class B ordinary shares of a par value of US$0.001 each (“Class B Ordinary Shares”) and 2,000,000 preference shares of a par value of US$0.001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-twenty five (25) (the “Ratio”), such that, the authorized share capital of US$10,000,000 will be divided into: (i) 399,280,000 Class A ordinary shares of par value of $0.025 each, (ii) 640,000 Class B ordinary shares of par value of US$0.025 each, and (iii) 80,000 preference shares of a par value of US$0.025 each (the “Share Consolidation”);

(b)	to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Consolidation; and

(c)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation.

	For	Against	Withheld/Abstained
Total	106,205,245	1,073,610	128,609
Percentage of voted shares:	98.88%	0.99%	0.11%

2.	Proposal Two - Subject to and conditional upon the passing of Proposal One above, by a special resolution,

(a)	to adopt the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated Memorandum and Articles of Association”) as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”) in its entirety with immediate effect to reflect the Share Consolidation;

(b)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Fifth Amended and Restated Memorandum and Articles of Association; and

(c)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Settlement of Fractional Shares”).

	For	Against	Withheld/Abstain
Total	106,224,237	1,042,653	140,574
Percentage of voted shares:	98.89%	0.97%	0.13%

3.	Proposal Three - By an ordinary resolution,

(a)	to approve the Meeting be adjourned to a later date as the chairman of the Meeting shall deem necessary in his sole and absolute discretion in order to solicit additional proxies from the shareholders of the Company in favor of one or more of the proposals at the Meeting.

	For	Against	Withheld/Abstain
Total	106,233,360	996,671	177,433
Percentage of voted shares:	98.90%	0.92%	0.16%

EXHIBIT INDEX

Exhibit No.	Description
99.1	Fifth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: July 18, 2025

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